Cott Corporation
5519 W. Idlewild Avenue
Tampa, Florida 33634
Toll Free: 888-268-8872
Tel: 813-313-1800
Fax: 813-881-1914

November 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Tia L. Jenkins

Re: Cott Corporation

Form 10-K for the Year Ended December 29, 2012

Filed February 27, 2013

File No. 001-31410

Dear Ms. Jenkins:

This letter is submitted on behalf of Cott Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated October 30, 2013, to Jay Wells, Chief Financial Officer of the Company. The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses.

Form 10-K for the Year Ended December 29, 2012

Financial Statements

Note 1—Summary of Significant Accounting Policies

Basis of presentation, page F-8

1.	We note you disclosure under this heading that you had fifty two weeks of activities for the years ended December 29, 2012, December 31, 2011 and January 1, 2011. You appear to have a 52-53 week fiscal year. If so, please confirm this fact to us and disclose it in future filings along with your actual year-end, e.g., the Saturday closest to December 31. To the extent any 53 week fiscal year has a material effect upon operations, please quantify and discuss this effect in Management’s Discussion and Analysis.

The Staff’s comments are noted. The Company confirms that it has a 52-53 week fiscal year, and will disclose this in future filings, along with the Company’s actual year-end date. The last Company fiscal year containing 53 weeks was the Company’s 2009 fiscal year. In Note 1 to the Company’s Form 10-K for the 2009 fiscal year, the Company disclosed that it had 53 weeks of activity compared to 52 weeks for the year ended December 27, 2008, and estimated that the additional week contributed $20.3 million of additional revenue and $1.3 million of additional operating income. The next Company fiscal year containing 53 weeks will be the Company’s 2015 fiscal year. To the extent that the Company’s 2015 fiscal year, and any future 53 week fiscal year, has a material effect upon the Company’s operations, the Company will quantify and discuss this effect in Management’s Discussion and Analysis in future filings for such fiscal years.

Note 23—Guarantor Subsidiaries, page F-42

2.	We note your disclosure indicating that the 2017 Notes and 2018 Notes issued by your wholly-owned subsidiary, Cott Beverages, Inc., are unconditionally guaranteed on a senior basis pursuant to guarantees by Cott Corporation and certain other wholly owned subsidiaries. We also note that you have not presented separate financial statements and separate disclosures concerning subsidiary guarantors because management has determined such information is not material to the holders of the above-mentioned notes. Please provide us your analysis and explain to us how your current disclosure complies with Rule 3-10 of Regulation S-X.

The Company’s presentation of financial information of its 100%-owned guarantor and non-guarantor subsidiaries of the 8.375% Senior Notes due 2017 (the “2017 Notes”) and the 8.125% Senior Notes due 2018 (“2018 Notes” and together with the 2017 Notes, the “Notes”) issued by the Company’s 100%-owned subsidiary, Cott Beverages Inc. (the “Issuer”), is based on paragraph (d) of Rule 3-10 of Regulation S-X. Paragraph (d) of Rule 3-10 of Regulation S-X provides that when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the parent company annual report or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantor if the elements of paragraph (d) are satisfied. Such elements are set forth below, followed by the Company’s analysis and explanation of compliance with paragraph (d) of Rule 3-10 of Regulation S-X. Because the requirements of Rule 3-10 of Regulation S-X have been satisfied, the Company believes that its reliance on Rule 3-10 of Regulation S-X and the disclosure accompanying the presentation are appropriate.

(1) The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor.

The Notes are guaranteed by the Company and the following subsidiaries of the Company: Cott Holdings Inc., Cott USA Corp., Cott USA Finance LLC, Cott Vending Inc., Interim BCB, LLC, Cott Beverages Limited, Cott Retail Brands Limited, Cott Limited, Cott Europe Trading Limited, Cott Private Label Limited, Cott Nelson (Holdings) Limited, Cott (Nelson) Limited, Cott Developments Limited, 2011438 Ontario Limited, 804340 Ontario Limited, 967979 Ontario Limited, 156775 Canada Inc., Cott Acquisition Limited, Cott UK Acquisition Limited, Cott U.S. Acquisition LLC, Cott Acquisition LLC, Caroline LLC, Cliffstar LLC, Cott U.S. Holdings LLC, Star Real Property LLC and Cott Luxembourg S.a. r.l. (collectively, the “Subsidiary Guarantors”). The Issuer and each of the Subsidiary Guarantors are 100% owned by the Company.

(2) The guarantees are full and unconditional.

The Company believes that the guarantees issued under the indenture governing the 2017 Notes, which is filed as Exhibit 4.1 to the Company’s Form 8-K filed on November 16, 2009 (the “2017 Indenture”) and the indenture governing the 2018 Notes, which is filed as Exhibit 4.1 to the Company’s Form 8-K filed on August 20, 2010 (the “2018 Indenture” and together with the 2017 Indenture, the “Indentures”) are “full and unconditional” for purposes of paragraph (d) of Rule 3-10 of Regulation S-X.

Rule 3-10(h) of Regulation S-X provides that “a guarantee is full and unconditional if, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantee for payment of all amounts due and payable.” Section 10.1 of each Indenture provides for the unconditional guarantee of the obligations under the Notes, and further provides that each guarantee is a guarantee of payment and not a guarantee of collection.

Although the guarantees may be released under certain limited circumstances, the releases are customary, apply only with respect to the Subsidiary Guarantors, and do not affect the full and unconditional nature of the guarantees. The relevant provisions are summarized below:

2017 Indenture. Section 5.1(c) of the 2017 Indenture provides that a guarantee of a Subsidiary Guarantor will be released (capitalized terms used below have the meanings assigned to them in the 2017 Indenture):

(i) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Cott, if the sale or other disposition complies with Section 4.9;

(ii) in connection with any sale of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Cott, if the sale complies with Section 4.9;

(iii) upon Legal Defeasance or Covenant Defeasance in accordance with Article VIII;

(iv) if Cott designates any Restricted Subsidiary of Cott that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture; or

(v) if such Guarantor has no assets and Cott wishes to dissolve such Guarantor.

2018 Indenture. Section 10.1 of the 2018 Indenture provides that a guarantee of a Subsidiary Guarantor will be released (capitalized terms used below have the meanings assigned to them in the 2018 Indenture):

(i) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Cott, if the sale or other disposition complies with Section 4.9;

(ii) in connection with any sale of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Cott, if the sale complies with Section 4.9 and the Guarantor is no longer a Subsidiary;

(iii) upon Legal Defeasance, Covenant Defeasance or discharge in accordance with Article VIII;

(iv) if Cott designates any Restricted Subsidiary of Cott that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture; or

(v) if the Guarantor no longer Guarantees any obligations under the Credit Facilities and such Guarantor does not Guarantee any other Indebtedness of the Issuer or any Guarantors (other than Guarantees that are concurrently released with the Guarantee of the Notes).

Section 2510.5 of the Division of Corporate Finance Financial Reporting Manual (the “FRM”) provides that a subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guarantee to be released automatically under customary circumstances may rely on Rule 3-10 of Regulation S-X so long as the other requirements of Rule 3-10 of Regulation S-X are met. The release provisions in the Indentures set forth above are consistent with the customary release circumstances described in Section 2510.5 of the FRM. Therefore, the Company believes that this prong of the test is satisfied.

(3) The guarantees are joint and several.

The Company believes that the guarantees issued under the Indentures are “joint and several” for purposes of Rule 3-10 of Regulation S-X. Section 10.1 of each Indenture provides that each of the Company and the Subsidiary Guarantors “hereby . . . jointly and severally guarantees” to the holders of the Notes the prompt payment of the obligations under the Notes.

(4) The parent company’s financial statements are filed for the periods specified by §§210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for (i) The parent company; (ii) The subsidiary issuer; (iii) The guarantor subsidiaries of the parent company on a combined basis; (iv) Any other subsidiaries of the parent company on a combined basis; (v) Consolidating adjustments; and (vi) The total consolidated amounts.

The Company has filed financial statements for the periods specified by §§210.3-01 and 210.3-02, and Footnote (23) of the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 29, 2012 include condensed consolidating financial information for the same periods with a separate column for (i) the Company; (ii) the Issuer; (iii) the Subsidiary Guarantors on a combined basis; (iv) the subsidiaries of the Company, other than the Subsidiary Guarantors; (v) consolidating adjustments; and (vi) the total consolidated amounts.

* * * *

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Its:	Vice President, General Counsel and Secretary